UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-16391

CUSIP NUMBER: 87651B104

(Check One):   [_] Form 10-K   [_] Form 20-F   [_] Form 11-K   [X] Form 10-Q   [_] Form 10-D
[_] Form N-SAR   [_] Form N-CSR

For Period Ended: December 31, 2015

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________________________________

PART I — REGISTRANT INFORMATION

TASER International, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

17800 N. 85th Street
Address of Principal Executive Office (Street and Number)

Scottsdale, Arizona 85255
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

TASER International, Inc. (the “Company”) is unable to complete its Quarterly Report on Form 10-Q for the quarter ended ended June 30, 2016 (the “Form 10-Q”) within the prescribed period for the reasons set forth below. The Company encountered delays in closing the quarter ended June 30, 2016 due to delays in its financial close and reporting process. The Company's filing was made shortly after the prescribed deadline, and the Company does not anticipate noncompliance with future filing deadlines.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Daniel M. Behrendt	(800) 978-2737
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes   [X ] No

TASER International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2016	By:	/s/ Daniel M. Behrendt
Daniel M. Behrendt
Chief Financial Officer